FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Donaldson, Lufkin & Jenrette, Inc. (See Attachment A for
additional Reporting Persons).
--------------------------------------------------------------
(Last)          (First)           (Middle)

277 Park Avenue
--------------------------------------------------------------
                (Street)

New York          NY               10172
--------------------------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

DecisionOne Holdings Corp. (DOCI)
--------------------------------------------------------------


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     12/99
--------------------------------------------------------------


5. If Amendment
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)

       Form filed by One Reporting Person
   ---
    X  Form filed by More than One Reporting Person
   ---

Table I -- Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                       12/29/99    J(1)         4,703,762    D      (2)             0            N/A        (3)

Common Stock                       12/29/99    J(1)           187,326    D      (2)             0            N/A        (4)

Common Stock                       12/29/99    J(1)            76,055    D      (2)             0            N/A        (5)

Common Stock                       12/29/99    J(1)            14,834    D      (2)             0            N/A        (6)

Common Stock                       12/29/99    J(1)            21,119    D      (2)             0            N/A        (7)




FORM 4 (continued)

Common Stock                       12/29/99    J(1)           231,307    D      (2)             0            N/A         (8)

Common Stock                       12/29/99    J(1)           275,003    D      (2)             0            N/A         (9)

Common Stock                       12/29/99    J(1)           102,127    D      (2)             0            N/A         (10)

Common Stock                       12/29/99    J(1)         6,153,970    A      (2)     7,025,500             I          (11), (17),
                                                                                                                         (18), (19)

Common Stock                       12/29/99    J(1)           457,319    D      (2)             0            N/A         (12)

Common Stock                       12/29/99    J(1)             7,617    D      (2)             0            N/A         (13)

Common Stock                       12/29/99    J(1)            10,568    D      (2)             0            N/A         (14)

Common Stock                       12/29/99    J(1)            88,052    D      (2)             0            N/A         (15)

Common Stock                       12/29/99    J(1)           948,894    D      (2)             0            N/A         (16)




FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
   (Instr. 3)           cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares







Explanation of Responses:

See Attachment A for additional Reporting Person.               DONALDSON, LUFKIN & JENRETTE, INC.
                                                                (See Attachment A for additional Reporting Persons)
                                                                                                         (


                                                                By: /s/ Marjorie S. White
                                                                   --------------------------------------------
                                                                    Name: Marjorie S. White
                                                                    Title: Secretary                                January 6, 2000

                                                                   --------------------------------------------     ----------------
                                                                        **Signature of Reporting Person                  Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a                                                           Page 2
currently valid OMB Number.                                                                                          SEC 1474 (7-96)

                                                                    ATTACHMENT A

                        REPORTING PERSONS AND SIGNATURES
                        --------------------------------


COMPANY                                    ADDRESS
-------                                    -------
AXA ASSURANCES I.A.R.D. MUTUELLE           21/25, rue de Chateaudun
                                           75009 Paris, France

AXA ASSURANCES VIE MUTUELLE                Same as above

AXA COURTAGE ASSURANCE MUTUELLE            26, rue Louis-le-Grand
                                           75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE         Tour Franklin
                                           100-101 Terrasse Boieldieu
                                           Cedex 11
                                           92042 Paris La Defense, France
(collectively, the "Mutuelles AXA")

FINAXA                                     23, avenue Matignon
                                           75008 Paris, France

The Mutuelles AXA and FINAXA are Reporting Persons through their interest in the following entity:

AXA                                        9, Place Vendome
                                           75001 Paris, France

AXA is a Reporting Person through its interest in AXA Financial, Inc.

SIGNED ON BEHALF OF THE ABOVE ENTITIES

By: /s/Alvin H. Fenichel
   ----------------------------------
   Name:  Alvin H. Fenichel
   Title: Attorney-in-fact

AXA FINANCIAL, INC.                        1290 Avenue of the Americas
                                           New York, NY 10104
By: /s/Alvin H. Fenichel
   ----------------------------------
   Name:  Alvin H. Fenichel
   Title: Senior Vice President and Controller

(the above Reporting Persons are, collectively, the "AXA Entities")


COMPANY                                    ADDRESS
-------                                    -------
DONALDSON, LUFKIN & JENRETTE, INC. ("DLJ") 277 Park Avenue
(See Form 4 for the signature of this      New York, NY 10172
Reporting Person)

DLJ is a Reporting Person through its interests in DLJ Capital
Investors, Inc. ("DLJCI"), DLJ Capital Corporation (individually, and as Managing General Partner of Sprout Growth II, L.P. and Sprout
CEO Fund, L.P.), and UK Investment Plan 1997, Inc. (as General
Partner of UK Investment Plan 1997 Partners).

DLJ CAPITAL INVESTORS, INC.                Same as above

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Secretary & Treasurer

DLJCI is a Reporting Person through its interests in DLJ Merchant Banking II, Inc. ("MB II INC"), DLJ Merchant Banking II, LLC ("MB II LLC"), DLJ Diversified Partners, Inc. (as General Partner of DLJ Diversified Partners, L.P. and DLJ Diversified Partners-A, L.P.), DLJ Diversified Associates, LP (as Associate General Partner of DLJ Diversified Partners, L.P. and DLJ Diversified Partners-A, L.P.), DLJMB Funding II, Inc., and DLJ LBO Plans Management Corporation (as General Partner of DLJ First ESC L.P.).

COMPANY                                    ADDRESS
-------                                    -------
DLJ MERCHANT BANKING II, INC.              277 Park Avenue
For itself and as Managing Member of:      New York, NY 10172
         DLJ MERCHANT BANKING II, LLC
And as Managing General Partner of:
         DLJ MERCHANT BANKING PARTNERS II, L.P.
         DLJ MERCHANT BANKING PARTNERS II-A, L.P.
And as General Partner of:
         DLJ MILLENNIUM PARTNERS, L.P.
         DLJ MILLENNIUM PARTNERS-A, L.P.
         DLJ EAB PARTNERS, L.P.
And as Advisory General Partner of:
         DLJ OFFSHORE PARTNERS II, C.V.

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Secretary & Treasurer

MB II INC and MB II LLC are Reporting Persons through their interests in DLJ Merchant Banking Partners II, L.P.


                                   FOOTNOTES
                                   ---------

(1) On December 29, 1999, DLJMB Funding II, Inc. purchased an aggregate of 6,153,970 shares of Issuer's Common Stock ("Shares") (comprising 4,703,762 Shares from DLJ Merchant Banking Partners II, L.P., 187,326 Shares from DLJ Merchant Banking Partners II-A, L.P., 231,307 Shares from DLJ Offshore Partners II, C.V., 275,003 Shares from DLJ Diversified Partners, L.P., 102,127 Shares from DLJ Diversified Partners-A, L.P., 76,055 Shares from DLJ Millennium Partners, L.P., 14,834 Shares from DLJ Millennium Partners-A, L.P., 88,052 Shares from UK Investment Plan 1997 Partners, L.P., 457,319 Shares from Sprout Growth II, L.P., 7,617 Shares from The Sprout CEO Fund, L.P., and 10,568 Shares from DLJ Capital Corporation).

     In addition, on December 29, 1999, Michael Isikow purchased an aggregate of 970,013 Shares (comprising 948,894 Shares from DLJ First ESC L.P. and 21,119 Shares from DLJ EAB Partners, L.P.) Michael Isikow is a Vice President of DLJ Merchant Banking Partners II, Inc. Michael Isikow has filed a Form 3 separately.

(2) The total consideration paid by DLJMB Funding II for the Shares it purchased was $1.00 and was paid in cash as follows: $.75 to DLJ Merchant Banking Partners II, L.P., $.03 to DLJ Merchant Banking Partners II-A, L.P., $.04 to DLJ Offshore Partners II, C.V., $.04 to DLJ Diversified Partners, L.P., $.02 to DLJ Diversified Partners-A, L.P., $.01 to DLJ Millennium Partners, L.P., $.01 to DLJ Millennium Partners-A, L.P., $.01 to UK Investment Plan 1997 Partners, L.P., $.07 to Sprout Growth II, L.P., $.01 to The Sprout CEO Fund, L.P., and $.01 to DLJ Capital Corp.

     The total consideration paid by Michael Isikow for the Shares he purchased was $1.00 and was paid in cash as follows: $.98 to DLJ First ESC L.P. and $.02 to DLJ EAB Partners, L.P.

(3) These Shares were previously beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("DLJMB Partners II"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(4) These Shares were previously beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. (DLJMB Partners II-A"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(5) These Shares were previously beneficially owned directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(6) These Shares were previously beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(7) These Shares were previously beneficially owned directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership. They were sold to Michael Isikow. See footnote (1) above.

(8) These Shares were previously beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(9) These Shares were previously beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(10) These Shares were previously beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(11) These Shares are presently beneficially owned directly by DLJMB Funding II, Inc. ("Funding II"). A total of 6,153,970 Shares were acquired by DLJMB Funding II, Inc. on December 29, 1999. See footnote (1) above.

(12) These Shares were previously beneficially owned directly by Sprout Growth II, L.P. ("Growth II"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(13) These Shares were previously beneficially owned directly by Sprout CEO Fund, L.P. ("CEO"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(14) These Shares were previously beneficially owned directly by DLJ Capital Corporation ("DLJCC"). They were sold to DLJMB Funding II, Inc. See footnote
(1) above.

(15) These Shares were previously beneficially owned directly by UK Investment Plan 1997 Partners ("1997 Partners"), which is a partnership. They were sold to DLJMB Funding II, Inc. See footnote (1) above.

(16) These Shares were previously beneficially owned directly by DLJ First ESC L.P. ("ESC"), which is a partnership. They were sold to Michael Isikow. See footnote (1) above.

(17) These Shares are presently beneficially owned indirectly by DLJ Capital Investors, Inc. ("DLJCI") as sole stockholder of Funding II.

(18) These Shares are presently beneficially owned indirectly by DLJ as sole stockholder of DLJCI.

(19) As of June 30, 1999, AXA Financial, Inc. beneficially owned approximately 70.5% of the common stock of DLJ. As of October 1, 1999, AXA beneficially owned approximately 58% of the common stock of AXA Financial, Inc. The Mutuelles AXA directly and indirectly (through FINAXA) own shares of AXA and, acting as a group, indirectly control AXA. The Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of
Section 16 of the Securities Exchange Act 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of AXA Financial, Inc. common stock into a voting trust. While AXA remains the beneficial owner of such AXA Financial, Inc. common stock, during the term of the voting trust the Trustees (each of whom is a member either of the Executive Committee or the Supervisory Board of
AXA) will exercise all voting rights with respect to such AXA Financial, Inc. common stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.


Each of the remaining Reporting Persons disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 6 of Table I and/or Item 10 of Table II and the footnotes thereto.